Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

March 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:        Lindblad Expeditions Holdings, Inc.

Registration Statement on Form S‑3 (Registration No. 333-277712)

Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Lindblad Expeditions Holdings, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:30 p.m., eastern time, on March 21, 2024, or as soon as practicable thereafter.

Very truly yours,

Lindblad Expeditions Holdings, Inc.

By:  /s/ Craig Felenstein

Craig Felenstein
                  Chief Financial Officer